Exhibit 99.33

Valour Inc. Provides Corporate Updates on AUM, Net Sales, and Other Corporate News for the month Ending May 2023

●	For the month ending May ‘23, Valour’s total assets under management (AUM) stood at C$178.9 million, with net sales increasing to C$475.2 million.

●	Valour’s investment valuation in partially owned bank, SEBA Bank AG, stands at C$37 million at March 31, 2023

●	Mr. Stan Bharti and Forbes & Manhattan, Inc. have disposed of their shareholdings in the Company

TORONTO – June 21, 2023 – Valour Inc. (the “Company” or “Valour”) (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralized finance, are pleased to share updates on assets under management, net sales of its Exchange Traded Products (“ETPs”) and other corporate news for the month ending May 2023.

For the month ending May ‘23, Valour’s total assets under management (AUM) stood at C$178.9 million, with net sales increasing to C$475.2 million. These figures indicate a healthy interest in Valour’s suite of exchange traded products, and steady growth all around.

In other news, Valour’s investment valuation in partially owned bank, SEBA Bank AG, stands at C$37 million as of March 31, 2023.

“Despite AUM being up substantially since the beginning of the year our equity valuation has been underperforming the entire sector as we worked to clean out approximately 13 million shares as an aggressive seller hit our market,” said Olivier Roussey Newton, CEO of Valour. “Month over month we continue to bring in new customers and anticipate several new products being launched in the very near term which will enable Valour to grow assets over the balance of the year.“

The Company further announces that it has confirmed that Mr. Stan Bharti and Forbes & Manhattan, Inc. have disposed of all their shareholdings of the Company and have no interest whatsoever in the company.

Shares for Debt Settlement

The Company is pleased to announce that the Company has entered into shares for debt settlement agreements with various officers and consultants of the Company to settle an aggregate amount of approximately C$674,837.78 of accrued fees owing to such officers and consultants of the Company (collectively, the “Debt”) by issuing common shares of the Company (the “Debt Shares”) at a price of C$0.085 per Debt Share for a total of 7,939,268 Debt Shares (the “Debt Settlement”).

The Company believes that the Debt Settlement will strengthen its balance sheet by reducing its liabilities as well as further align the interests of its officers and consultants with the shareholders of the Company. The Debt Settlement is subject to the acceptance of the Cboe Canada. The Debt Shares issued in connection with the Debt Settlement will be subject to a statutory hold period of four-months and one day.

The issuance of the Debt Shares to the officers of the Company constitutes a “related party transaction” as this term is defined in Multilateral Instrument 61-101: Protection of Minority Securityholders in Special Transactions (“MI 61-101”). The Company is relying on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of the Debt Shares nor the debt exceeds 25% of the Company’s market capitalization.

About Valour

Valour Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets and finance. Founded in 2019, Valour is backed by an acclaimed and pioneering team with decades of experience in financial markets and digital assets. Valour’s mission is to expand investor access to industry-leading Web3 and technologies. This allows investors to access the future of finance via regulated equity exchanges using their traditional bank account and access.

Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Debt Settlement; the development of ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by Valour and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

CBOE CANADA DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Investor Relations
ir@valour.com